Condensed Consolidated Statements of Earnings (Loss)
 (in millions of Canadian dollars except per share amounts)

	3 months ended June 30		6 months ended June 30
Unaudited	2019	2018	2019	2018
Revenues (Note 4)	497	446	1,145	1,034
Fuel, carbon costs, and purchased power	177	179	543	456
Gross margin	320	267	602	578
Operations, maintenance, and administration	130	123	234	256
Depreciation and amortization	143	146	288	276
Asset impairment charge (Note 3H)	—	12	—	12
Taxes, other than income taxes	8	8	15	16
Termination of Sundance B and C PPAs (Note 5)	—	—	—	(157)
Net other operating income	(12)	(10)	(22)	(21)
Operating income (loss)	51	(12)	87	196
Finance lease income	1	3	3	5
Net interest expense (Note 6)	(56)	(59)	(106)	(127)
Foreign exchange loss	(8)	(5)	(9)	(7)
Other gains (losses)	(12)	—	(12)	—
Earnings (loss) before income taxes	(24)	(73)	(37)	67
Income tax expense (recovery) (Note 7)	(50)	(6)	(33)	31
Net earnings (loss)	26	(67)	(4)	36

Net earnings (loss) attributable to:
TransAlta shareholders	10	(95)	(55)	(20)
Non-controlling interests (Note 8)	16	28	51	56
	26	(67)	(4)	36

Net earnings (loss) attributable to TransAlta shareholders	10	(95)	(55)	(20)
Preferred share dividends (Note 16)	10	10	10	20
Net earnings (loss) attributable to common shareholders	—	(105)	(65)	(40)
Weighted average number of common shares outstanding in the period (millions)	284	288	284	288

Net earnings (loss) per share attributable to common shareholders, basic and diluted (Note 15)	—	(0.36)	(0.23)	(0.14)

See accompanying notes.

TRANSALTA CORPORATION F1

Condensed Consolidated Statements of Comprehensive Income (Loss)
 (in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2019	2018	2019	2018
Net earnings (loss)	26	(67)	(4)	36
Other comprehensive income (loss)
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	(17)	15	(36)	18
Gains (losses) on derivatives designated as cash flow hedges, net of tax(2)	(3)	(1)	—	—
Total items that will not be reclassified subsequently to net earnings	(20)	14	(36)	18
Gains (losses) on translating net assets of foreign operations, net of tax	(33)	27	(54)	60
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(3)	12	(12)	20	(24)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(4)	46	22	(5)	28
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(5)	(29)	(31)	(8)	(54)
Total items that will be reclassified subsequently to net earnings	(4)	6	(47)	10
Other comprehensive income (loss)	(24)	20	(83)	28
Total comprehensive income (loss)	2	(47)	(87)	64

Total comprehensive income (loss) attributable to:
TransAlta shareholders	22	(75)	(103)	7
Non-controlling interests (Note 8)	(20)	28	16	57
	2	(47)	(87)	64

(1) Net of income tax recovery of $1 million and $8 million for the three and six months ended June 30, 2019 (2018 - $5 million and $6 million expense).
(2) Net of income tax expense of $1 million and $1 million for the three and six months ended June 30, 2019 (2018 - nil and nil).
(3) Net of income tax expense of nil and nil for the three and six months ended June 30, 2019 (2018 - $1 million and $2 million recovery).
(4) Net of income tax expense of $13 million and recovery of $1 million for the three and six months ended June 30, 2019 (2018 - $6 million and $7 million expense).
(5) Net of reclassification of income tax recovery of $8 million and $2 million for the three and six months ended June 30, 2019 (2018 - $8 million and $15 million expense).

See accompanying notes.

F2 TRANSALTA CORPORATION

Condensed Consolidated Statements of Financial Position
 (in millions of Canadian dollars)

Unaudited	June 30, 2019	Dec. 31, 2018
Cash and cash equivalents	208	89
Restricted cash (Note 13)	31	66
Trade and other receivables	504	756
Prepaid expenses	39	13
Risk management assets (Notes 9 and 10)	165	146
Inventory	268	242
	1,215	1,312
Long-term portion of finance lease receivables	183	191
Risk management assets (Notes 9 and 10)	624	662
Property, plant, and equipment (Note 11)
Cost	13,184	13,202
Accumulated depreciation	(7,146)	(7,038)
	6,038	6,164

Right of use assets (Note 12)	79	—
Intangible assets	361	373
Goodwill	464	464
Deferred income tax assets	18	28
Other assets (Note 3)	217	234

Total assets	9,199	9,428

Accounts payable and accrued liabilities	364	496
Current portion of decommissioning and other provisions	60	70
Risk management liabilities (Notes 9 and 10)	103	90
Current portion of contract liabilities	10	8
Income taxes payable	9	10
Dividends payable (Note 15 and 16)	47	58
Current portion of long-term debt and lease obligations (Note 13)	105	148
	698	880
Credit facilities, long-term debt, and lease obligations (Note 13)	2,942	3,119
Exchangeable securities (Note 14)	324	—
Decommissioning and other provisions	404	386
Deferred income tax liabilities	433	501
Risk management liabilities (Notes 9 and 10)	33	41
Contract liabilities	95	80
Defined benefit obligation and other long-term liabilities	316	287
Equity
Common shares (Note 15)	3,034	3,059
Preferred shares (Note 16)	942	942
Contributed surplus	12	11
Deficit	(1,562)	(1,496)
Accumulated other comprehensive income	433	481
Equity attributable to shareholders	2,859	2,997
Non-controlling interests (Note 8)	1,095	1,137
Total equity	3,954	4,134
Total liabilities and equity	9,199	9,428

Commitments and contingencies (Note 17)

Subsequent events (Note 3)

 See accompanying notes.

TRANSALTA CORPORATION F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars

Unaudited
6 months ended June 30, 2019	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2018	3,059	942	11	(1,496)	481	2,997	1,137	4,134
Impact of changes in accounting policy (Note 2)	—	—	—	3	—	3	—	3
Adjusted balance as at Jan. 1, 2019	3,059	942	11	(1,493)	481	3,000	1,137	4,137
Net earnings (loss)	—	—	—	(55)	—	(55)	51	(4)
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	(34)	(34)	—	(34)
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(13)	(13)	—	(13)
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(36)	(36)	—	(36)
Intercompany fair value through OCI investments	—	—	—	—	35	35	(35)	—
Total comprehensive income (loss)	—	—	—	(55)	(48)	(103)	16	(87)
Common share dividends	—	—	—	(11)	—	(11)	—	(11)
Preferred share dividends	—	—	—	(10)	—	(10)	—	(10)
Shares purchased under NCIB (Note 15)	(26)	—	—	5	—	(21)	—	(21)
Changes in non-controlling interests in TransAlta Renewables (Note 8)	—	—	—	2	—	2	12	14
Effect of share-based payment plans (Note 15)	1	—	1	—	—	2	—	2
Distributions paid, and payable, to non- controlling interests (Note 8)	—	—	—	—	—	—	(70)	(70)
Balance, Jun 30, 2019	3,034	942	12	(1,562)	433	2,859	1,095	3,954

6 months ended June 30, 2018	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2017	3,094	942	10	(1,209)	489	3,326	1,059	4,385
Impact of changes in accounting policy	—	—	—	(14)	—	(14)	1	(13)
Adjusted balance as at Jan. 1, 2018	3,094	942	10	(1,223)	489	3,312	1,060	4,372
Net earnings	—	—	—	(20)	—	(20)	56	36
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	36	36	—	36
Net losses on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(26)	(26)	—	(26)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	18	18	—	18
Intercompany fair value through OCI investments	—	—	—	—	(1)	(1)	1	—
Total comprehensive income	—	—	—	(20)	27	7	57	64
Common share dividends	—	—	—	(23)	—	(23)	—	(23)
Preferred share dividends	—	—	—	(20)	—	(20)	—	(20)
Shares purchased under NCIB (Note 15)	(6)	—	—	2	—	(4)	—	(4)
Changes in non-controlling interests in TransAlta Renewables (Note 3 and 8)	—	—	—	19	4	23	122	145
Effect of share-based payment plans	—	—	1	—	—	1	—	1
Distributions paid, and payable, to non- controlling interests (Note 8)	—	—	—	—	—	—	(83)	(83)
Balance, June 30, 2018	3,088	942	11	(1,265)	520	3,296	1,156	4,452

See accompanying notes.

F4 TRANSALTA CORPORATION

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2019	2018	2019	2018
Operating activities
Net earnings (loss)	26	(67)	(4)	36
Depreciation and amortization (Note 18)	173	182	347	343
Loss on sale of assets (Note 11)	17	—	17	—
Accretion of provisions (Note 6)	6	6	12	12
Decommissioning and restoration costs settled	(8)	(6)	(15)	(13)
Deferred income tax expense (recovery) (Note 7)	(57)	(16)	(47)	12
Unrealized (gain) loss from risk management activities	(18)	21	(16)	—
Unrealized foreign exchange losses	6	7	5	17
Provisions	2	—	4	5
Asset impairment charges (Note 3)	—	12	—	12
Other non-cash items	1	34	7	51
Cash flow from operations before changes in working capital	148	173	310	475
Change in non-cash operating working capital balances	110	(69)	30	54
Cash flow from operating activities	258	104	340	529
Investing activities
Additions to property, plant, and equipment (Note 11)	(110)	(60)	(144)	(83)
Additions to intangibles	(3)	(5)	(6)	(10)
Restricted cash (Note 13)	—	—	35	—
Acquisition of renewable energy development projects (Note 3)	—	—	(32)	(30)
Investment in the Pioneer Pipeline (Note 3)	(33)	—	(83)	—
Proceeds on sale of property, plant, and equipment	1	—	2	1
Realized gains on financial instruments	—	—	3	—
Decrease in finance lease receivable	6	14	12	29
Increase in loan receivable	(4)	—	(4)	—
Other	11	—	10	1
Change in non-cash investing working capital balances	(45)	(55)	(23)	(67)
Cash flow from (used in) investing activities	(177)	(106)	(230)	(159)
Financing activities
Net increase (repayment) in borrowings under credit facilities (Note 13)	(210)	(222)	(139)	104
Repayment of long-term debt (Note 13)	(25)	(65)	(54)	(725)
Issuance of exchangeable securities (Note 14)	350	—	350	—
Dividends paid on common shares (Note 15)	(12)	(11)	(23)	(23)
Dividends paid on preferred shares (Note 16)	(10)	—	(10)	(10)
Net proceeds on sale of non-controlling interest in subsidiary (Note 3)	—	144	—	144
Repurchase of common shares under NCIB (Note 15)	(18)	(3)	(18)	(4)
Realized gains (losses) on financial instruments	—	(2)	—	48
Distributions paid to subsidiaries’ non-controlling interests (Note 8)	(24)	(40)	(56)	(81)
Decrease in lease obligations (Note 13)	(6)	(4)	(11)	(8)
Change in non-cash financing working capital balances	2	—	(1)	—
Financing fees	(28)	(2)	(28)	(7)
Cash flow used in financing activities	19	(205)	10	(562)
Cash flow from operating, investing, and financing activities	100	(207)	120	(192)
Effect of translation on foreign currency cash	(1)	1	(1)	1
Increase in cash and cash equivalents	99	(206)	119	(191)
Cash and cash equivalents, beginning of period	109	329	89	314
Cash and cash equivalents, end of period	208	123	208	123
Cash income taxes paid	7	63	15	75
Cash interest paid	53	67	85	104

See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)
1. Accounting Policies
A. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.
These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.
These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of the Board of Directors on Aug. 8, 2019.
B. Use of Estimates and Significant Judgments
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations. Refer to Note 2(Z) of the Corporation’s most recent annual consolidated financial statements.

F6 TRANSALTA CORPORATION

2. Significant Accounting Policies
A. Current Accounting Changes

I. IFRS 16 Leases
The Corporation has adopted IFRS 16 Leases ("IFRS 16") with an initial adoption date of Jan. 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model, requiring lessees to recognize a right of use asset and liabilities for all in-scope leases. Previously, the Corporation determined at contract inception whether an arrangement is or contains a lease under IAS 17 Leases (IAS 17) or International Financial Reporting Interpretations Committee Interpretation 4 Determining whether an arrangement contains a lease. As a result of the IFRS 16 adoption, the Corporation has changed its accounting policy for leases, which is outlined below.

The Corporation has elected to adopt IFRS 16 using the modified retrospective approach on transition. Comparative information has not been restated and is reported under IAS 17. Refer to the Corporation's most recent annual consolidated financial statements for information on its prior accounting policy.

The Corporation recognized the cumulative impact of the initial application of the standard of $3 million in Deficit as at Jan. 1, 2019. In applying IFRS 16 for the first time, the Corporation has used the following practical expedients permitted by the standard:

▪	Exemption to not recognize right of use assets and lease liabilities for short-term leases that have a remaining lease term of less than 12 months as at Jan. 1, 2019 and for low value leases;

▪	Excluding initial direct costs for the measurement of the right of use asset at the date of initial application;

▪	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

▪	Adjusting the right of use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application; and

▪
Measuring the right of use asset at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

Impact on the financial statements
Lessee
The Corporation recognized the cumulative impact of the initial application of the standard recording a right of use asset based on the corresponding lease liability measured at the present value of the remaining lease payments discounted using the Corporation's incremental borrowing rate (or the rate implicit in the lease) applied to the lease liabilities at Jan. 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on Jan. 1, 2019 was 5.71%.

The following table reconciles the Corporation's operating lease commitments at Dec. 31, 2018, as previously disclosed in the Corporation’s annual consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at Jan. 1, 2019 and included in credit facilities, long-term debt and lease obligations on the statement of financial position.

Non-cancellable operating lease commitments disclosed at Dec. 31, 2018	80
Less: Exemption for low value leases	(1)
Add: Extension and termination options reasonably certain to be exercised	4
83
Discounted using the incremental borrowing rate at Jan. 1, 2019	(31)
New lease liabilities recognized as at Jan. 1, 2019	52
Add: 2018 finance lease obligations	63
Less: 2018 finance lease obligations that do not meet the IFRS 16 definition of a lease	(32)
Lease liabilities as at Jan. 1, 2019	83

The associated right of use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, onerous contract provisions and lease inducements. On Jan. 1, 2019, the Corporation

TRANSALTA CORPORATION F7

recognized right of use assets of $85 million, including $38 million that was previously included in property, plant and equipment (PP&E), intangible assets and other assets.

Applying the IFRS 16 definition of a lease to a contractual arrangement that was accounted for as a finance lease under IAS 17 but is no longer considered a lease under IFRS 16, resulted in the derecognition of a finance lease asset of $29 million and a finance lease liability of $32 million with the net impact of $3 million recorded in Deficit.

Refer to the discussion below, and to Note 12 for a breakdown of the Corporation's leases.

Lessor
Several of the Corporation's long term contracts at certain wind, hydro and solar facilities are no longer considered to be operating leases under IFRS 16. Revenues earned on these are now accounted for applying IFRS 15 Revenue from Contracts with Customers. No significant change in the pattern of revenue recognition arose. The Corporation continues to account for its subleases as operating leases.

Impact of the new definition of a lease
The change in the definition of a lease mainly relates to the concept of control. Under IFRS 16, a contract contains a lease when the customer obtains the right to control the use of an identified asset for a period of time in exchange for consideration.

The Corporation applied the definition of a lease and related guidance set out in IFRS 16 to all lease contracts in existence at Dec. 31, 2018. In preparation for the first time application of IFRS 16, all relevant contractual arrangements were reviewed to assess if the contract meets the new definition of a lease.

Impact on lessee accounting
For all contracts that meet the definition of a lease under IFRS 16 in which TransAlta is the lessee, and do not meet the exemption for short term or low value leases, the Corporation:

▪
Recognizes right of use assets and lease liabilities in the consolidated statement of financial positions, initially measured at the present value of the remaining lease payments discounted using the Corporation's incremental borrowing rate or rate implicit in the lease;

▪	Recognizes depreciation of the right of use assets and interest expense on lease obligations in the consolidated statement of earnings (loss);

▪	Recognizes the principal repayments on lease obligations as financing activities and interest payments on lease obligations as operating activities in the consolidated statement of cash flow.

For short term and low value leases, the Corporation recognizes the lease payments as an operating expense. Variable lease payments that do not depend on an index or a rate are not included in the measurement of the lease liability and the right of use asset and are recognized as an expense in the period in which the event or condition that triggers the payments occurs.

For new leases beginning after Jan. 1, 2019, the right of use asset is initially measured at an amount equal to the lease liability and is adjusted for any payments made at or before the commencement date, plus any initial direct cost incurred and an estimate of costs to dismantle and remove the underlying asset, or to restore the underlying asset or the site on which it is located, less any lease incentives received.

For new leases beginning after Jan. 1, 2019, the lease liability is initially measured at the present value of the lease payments that are not paid at commencement and discounted using the Corporation's incremental borrowing rate or the rate implicit in the lease. The lease liability is re-measured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Corporation’s estimate or assessment of whether it will exercise an extension, termination, or purchase option. A corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.
The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option and periods covered by an option to terminate if the Corporation is reasonably certain not to exercise that option.
Right of use assets are depreciated over the shorter period of either the lease term or the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right of use asset reflects that the Corporation expects to exercise the purchase option, the related right of use asset is depreciated over the useful life of the underlying asset.

F8 TRANSALTA CORPORATION

Impact on lessor accounting
IFRS 16 does not substantially change lessor accounting. Under IFRS 16, a lessor continues to classify leases as either finance leases or operating leases and accounts for those two types of leases differently.

Leases for which the Corporation is lessor are classified as finance or operating leases. Whenever the terms of the lease transfers substantially all the risk and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as an operating lease.
When the Corporation has subleased all or a portion of an asset it is leasing and for which it remains the primary obliger under the lease, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a finance lease by reference to the right of use asset arising from the head lease.
II. Change in Estimates - Useful Lives
During the quarter, the Corporation has adjusted the useful life of its Sheerness assets to align with the dual fuel conversion plans. As a result, depreciation expense for the six months ended June 30, 2019 decreased by approximately $2 million and the full year depreciation expense is expected to decrease by approximately $11 million. The useful lives may be revised or extended in compliance with the Corporation's accounting policies, dependent upon future operating decisions and events.

B. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.
3. Significant and Subsequent Events
A. TransAlta and Capital Power Swap Non-Operating Interests in Keephills 3 and Genesee 3
On Aug. 2, 2019, the Corporation announced that it entered into an agreement with Capital Power Corporation ("Capital Power") to swap TransAlta's 50 per cent ownership interest in the Genesee 3 facility for Capital Power's 50 per cent ownership interest in the Keephills 3 facility. As a result, TransAlta will own 100 per cent of the Keephills 3 facility and Capital Power will own 100 per cent of the Genesee 3 facility. The purchase prices for each non-operating interest will largely offset each other, resulting in a net payment of approximately $10 million from Capital Power to TransAlta, subject to working capital adjustments and other terms and conditions. The closing of the transaction is subject to certain closing conditions, including the receipt of all necessary governmental and regulatory approvals. We expect to recognize a net pre-tax loss in the range of $155 million to $205 million, mainly resulting from the write-down to fair value of TransAlta’s existing 50 per cent of Keephills 3.

The Keephills 3 facility is a 463 MW coal-fired generating facility located approximately 70 kilometers west of Edmonton, Alberta, adjacent to TransAlta’s existing Keephills Unit 1 and Unit 2 power plants. TransAlta and Capital Power are currently equal partners in the ownership of the Keephills 3 facility and TransAlta is responsible for its operations. The Keephills 3 facility achieved commercial operation in 2011, and has been identified as a candidate for TransAlta’s intended coal-to-gas conversions.

The Genesee 3 facility is a 466 MW coal-fired generating facility located approximately 50 kilometers southwest of Edmonton, adjacent to Capital Power’s Genesee generating station. TransAlta and Capital Power are also equal partners in the ownership of the Genesee 3 facility and Capital Power is responsible for its operations.

B. Normal Course Issuer Bid
On May 27, 2019 the Corporation announced that the Toronto Stock Exchange ("TSX") accepted the notice filed by the Corporation to implement a normal course issuer bid ("NCIB") for a portion of its common shares. Pursuant to the NCIB, the Corporation may repurchase up to a maximum of 14,000,000 common shares, representing approximately 4.92 per cent of issued and outstanding common shares as at May 27, 2019. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the common shares are traded, based on the prevailing market price. Any common shares purchased under the NCIB will be cancelled.

The period during which TransAlta is authorized to make purchases under the NCIB commenced on May 29, 2019, and ends on May 28, 2020, or such earlier date on which the maximum number of common shares are purchased under the NCIB or the NCIB is terminated at the Corporation's election.

TRANSALTA CORPORATION F9

Under TSX rules, not more than 176,447 common shares (being 25 per cent of the average daily trading volume on the TSX of 705,788 common shares for the six months ended April 30, 2019) can be purchased on the TSX on any single trading day under the NCIB, with the exception that one block purchase in excess of the daily maximum is permitted per calendar week.

During the six months ended June 30, 2019, the Corporation purchased and cancelled 2,398,200 common shares at an average price of $8.57 per common share, for a total cost of $21 million. See Note 15 for further details.

C. Strategic Investment by Brookfield
On March 25, 2019, the Corporation announced that it had entered into an investment agreement whereby Brookfield Renewable Partners or its affiliates (collectively “Brookfield”) agreed to invest $750 million in TransAlta through the purchase of exchangeable securities, which are exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets in the future at a value based on a multiple of the Hydro Assets’ future EBITDA.

On May 1, 2019, Brookfield invested the initial tranche of $350 million in exchange for 7% unsecured subordinated debentures due May 1, 2039. The remaining $400 million will be invested in October 2020 in exchange for a new series of redeemable, retractable first preferred shares, subject to the satisfaction of certain conditions precedent. The investment provides the financial flexibility to drive TransAlta's transition to 100% clean energy by 2025, recognizes the anticipated future value of TransAlta's Alberta Hydro Assets, and also accelerates the Corporation's plan to return capital to its shareholders. In addition, subject to the exceptions in the investment agreement, Brookfield has committed to purchase TransAlta common shares on the open market to increase its share ownership in TransAlta to not less than 9% at the conclusion of the prescribed share purchase period, provided that Brookfield is not obligated to purchase any common shares at a price per share in excess of $10 per share.

TransAlta has indicated that it intends to return up to $250 million of capital to shareholders through share repurchases within the next three years.

Upon entering into the investment agreement and as required in the terms of the agreement, the Corporation paid to Brookfield a $7.5 million structuring fee. A commitment fee of $15 million was paid upon completion of the initial funding. These transaction costs, representing three per cent of the total investment of $750 million, have been recognized as part of the carrying value of the unsecured subordinated debentures.

D. Skookumchuck Wind Energy Facility
On April 12, 2019, TransAlta signed an agreement to purchase a 49 per cent interest in the Skookumchuck Wind Energy Facility, a 136.8 MW wind facility currently under construction and located in Lewis and Thurston counties near Centralia in Washington state. The project has a 20-year power purchase agreement with an investment grade counterparty. TransAlta will make its investment decision when the facility reaches its commercial operation date, which is expected to be in December 2019. Total consideration for the investment will represent 49 per cent of the total construction cost, less capital contributions from tax equity investors.

E. Pioneer Pipeline
On Dec. 17, 2018, the Corporation exercised its option to acquire 50 percent ownership in the Pioneer gas pipeline ("Pioneer Pipeline"). During the second quarter of 2019, the Pioneer Pipeline transported first gas four months ahead of schedule to TransAlta's generating units at Sundance and Keephills. The Pioneer Pipeline is currently flowing approximately 50 MMcf/day of natural gas during this start-up phase where initial flows may fluctuate depending on market conditions. Throughput of approximately 130 MMcf/day of natural gas will commence flowing through the Pioneer Pipeline on November 1, 2019. Tidewater and TransAlta each own a 50 per cent interest in the Pioneer Pipeline, which is backstopped by a 15-year take-or-pay agreement from TransAlta at market rate tolls. The investment for TransAlta, including associated infrastructure, will be approximately $100 million.

During the six months ended June 30, 2019, TransAlta invested $83 million in the Pioneer Pipeline and $98 million life-to-date. The Pioneer Pipeline is held in a separate entity that is a joint operation with Tidewater, due to the fact that TransAlta is currently the only customer and both parties are providing the only cash flows to fund the operations. If these facts and circumstances change, the classification of the joint arrangement may change. The Corporation reports its interests in joint operations in its consolidated financial statements using the proportionate consolidation method by recognizing its share of the assets, liabilities, revenues and expenses in respect of its interest in the joint operation.

F10 TRANSALTA CORPORATION

F. Mothballing of Sundance Units
On March 8, 2019, the Corporation announced that the Alberta Electric System Operator ("AESO") granted an extension to the mothballing of Sundance Units 3 and 5, which will remain mothballed until Nov. 1, 2021, extended from April 1, 2020.

The extensions were requested by TransAlta based on TransAlta’s assessment of market prices and market conditions. TransAlta has the ability to return either of the units back to full operation by providing three months’ notice to the AESO.

G. Acquisition of Two US Wind Projects
On Feb. 20, 2018, TransAlta Renewables announced it had entered into an arrangement to acquire two construction-ready projects in the Northeastern United States. The wind development projects consist of: i) a 90 MW project located in Pennsylvania that has a 15-year Power Purchase Arrangement ("PPA") with Microsoft Corp. ("Big Level"), and ii) a 29 MW project located in New Hampshire with two 20-year PPAs ("Antrim") (collectively, the "US Wind Projects"), with counterparties that have Standard & Poor's credit ratings of A+ or better.  The commercial operation date for both projects is expected during the second half of 2019. A subsidiary of TransAlta acquired Big Level on Feb. 20, 2018.
On April 20, 2018, TransAlta Renewables completed the acquisition of an economic interest in the US Wind Projects from a subsidiary of TransAlta (“TA Power”). Pursuant to the arrangement, a TransAlta subsidiary owns the US Wind Projects directly and TA Power issued to TransAlta Renewables tracking preferred shares that pay quarterly dividends based on the pre-tax net earnings of the US Wind Projects. The tracking preferred shares have preference over the common shares of TA Power held by TransAlta, in respect of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of TA Power. The construction and acquisition costs of the two US Wind Projects are expected to be funded by TransAlta Renewables using its existing liquidity and tax equity and are estimated to be approximately US$259 million. TransAlta Renewables will fund these costs either by acquiring additional preferred shares issued by TA Power or by subscribing for interest-bearing notes issued by the project entity. The proceeds from the issuance of such preferred shares or notes will be used exclusively in connection with the acquisition and construction of the US Wind Projects.
During the first half of 2019, TransAlta Renewables funded $64 million (US$49 million) of construction costs.
On March 28, 2019, the closing conditions related to the acquisition of Antrim were finalized and the Corporation acquired the development project for total cash consideration of $24 million and the settlement of the balance of the outstanding loan receivable of $41 million. As a result, the Corporation recognized $50 million for assets under construction in property, plant and equipment and $15 million in intangibles. The Corporation also paid the final holdback for the Big Level development project of $7 million (US$5 million) due on the closing of Antrim. Upon the closing of the purchase of Antrim, TransAlta Renewables funded an additional $70 million (US$52 million) by subscribing for an interest-bearing promissory note issued by the project entity.
H. TransAlta Renewables Acquires Three Renewable Assets from the Corporation
On May 31, 2018, TransAlta Renewables acquired from the Corporation an economic interest in the 50 MW Lakeswind wind farm in Minnesota and 21 MW of solar projects located in Massachusetts ("Mass Solar") through the subscription of tracking preferred shares of a subsidiary of the Corporation. In addition, TransAlta Renewables acquired from the Corporation ownership of the 20 MW Kent Breeze wind farm located in Ontario. The total purchase price for the three assets, was approximately $166 million, including the assumption of $62 million of tax equity obligations and project debt, for net cash consideration of $104 million in equity value. The Corporation continues to operate these assets on behalf of TransAlta Renewables.

The acquisition of Kent Breeze was accounted for by TransAlta Renewables as a business combination under common control, requiring the application of the pooling of interests method of accounting, whereby the assets and liabilities acquired were recognized at the book values previously recognized by TransAlta at May 31, 2018, and not at their fair values. As a result, the Corporation recognized a transfer of equity from the non-controlling interests in the amount of $1 million in 2018.

On June 28, 2018, TransAlta Renewables subscribed for an additional $33 million of tracking preferred shares of a subsidiary of the Corporation related to Mass Solar, in order to fund the repayment of Mass Solar's project debt.

In connection with these acquisitions, the Corporation recorded a $12 million impairment charge in the second quarter of 2018, of which $11 million was recorded against PP&E, and $1 million against intangibles.

TRANSALTA CORPORATION F11

I. TransAlta Renewables Closes $150 Million Offering of Common Shares
On June 22, 2018, TransAlta Renewables closed a bought deal offering of 11,860,000 common shares through a syndicate of underwriters (the "Offering"). The common shares were issued at a price of $12.65 per common share for gross proceeds of approximately $150 million ($144 million net proceeds).

The net proceeds were used to partially repay drawn amounts under TransAlta Renewables' credit facility, which were drawn in order to fund recent acquisitions. The additional liquidity under the credit facility will be used for general corporate purposes, including ongoing construction costs associated with the US wind development, described above.

The Corporation did not purchase any additional common shares under the Offering and, following the closing, owned 161 million common shares, representing, approximately 61 per cent of the outstanding common shares of TransAlta Renewables. See Note 8 for further details of TransAlta's ownership of TransAlta Renewables.

J. Early Redemption of Senior Notes
On March 15, 2018, the Corporation early redeemed all of its outstanding 6.650 per cent US$500 million senior notes due May 15, 2018, for approximately $617 million (US$516 million). A $5 million early redemption premium was recognized in net interest expense.

K. Balancing Pool Provides Notice to Terminate the Alberta Sundance Power Purchase Arrangements
On Sept 18. 2017, the Corporation received formal notice from the Balancing Pool for the termination of the Sundance B and C PPAs effective March 31, 2018.

This announcement was expected and the Corporation took steps to re-take dispatch control for the units effective March 31, 2018.  Pursuant to a written agreement, the Balancing Pool paid the Corporation approximately $157 million on March 29, 2018. The Corporation is disputing the termination payment it received. The Balancing Pool excluded certain mining assets that the Corporation believes should be included in the net book value calculation for an additional termination payment of $56 million. The dispute is currently proceeding through the PPA arbitration process.

F12 TRANSALTA CORPORATION

4. Revenue
Disaggregation of Revenue

The majority of the Corporation's revenues are derived from the sale of physical power, capacity and green attributes, leasing of power facilities, and from energy marketing and trading activities, which the Corporation disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended June 30, 2019	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	89	2	50	22	57	42	—	—	262
Revenue from leases	16	—	—	17	—	—	—	—	33
Revenue from derivatives(1)	(19)	73	(3)	—	11	—	26	2	90
Government incentives	—	—	—	—	2	—	—	—	2
Revenue from other(2)	89	11	—	1	2	7	—	—	110
Total Revenue	175	86	47	40	72	49	26	2	497

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	15	2	—	—	9	—	—	—	26
Over time	74	—	50	22	48	42	—	—	236
Total Revenue from contracts with customers	89	2	50	22	57	42	—	—	262
(1) US Coal includes an end contract with a customer that is accounted for as a derivative.
(2) Includes merchant revenue and other miscellaneous.

3 months ended June 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	97	2	52	22	45	52	—	—	270
Revenue from leases	17	—	—	18	5	2	—	—	42
Revenue from derivatives(1)	(16)	48	(1)	—	(16)	—	13	—	28
Government incentives	—	—	—	—	5	—	—	—	5
Revenue from other(2)	81	1	—	1	12	9	—	(3)	101
Total Revenue	179	51	51	41	51	63	13	(3)	446

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	11	2	—	—	2	—	—	—	15
Over time	86	—	52	22	43	52	—	—	255
Total Revenue from contracts with customers	97	2	52	22	45	52	—	—	270
(1) US Coal includes an end contract with a customer that is accounted for as a derivative.
(2) Includes merchant revenue and other miscellaneous.

TRANSALTA CORPORATION F13

6 months ended June 30, 2019	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	196	4	109	44	132	77	—	—	562
Revenue from leases	32	—	—	34	—	—	—	—	66
Revenue from derivatives(1)	(52)	35	2	—	13	—	72	2	72
Government incentives	—	—	—	—	4	—	—	—	4
Revenue from other(2)	224	193	1	3	12	9	—	(1)	441
Total Revenue	400	232	112	81	161	86	72	1	1,145

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	23	4	—	—	15	—	—	—	42
Over time	173	—	109	44	117	77	—	—	520
Total Revenue from contracts with customers	196	4	109	44	132	77	—	—	562
(1) US Coal includes an end contract with a customer that is accounted for as a derivative.
(2) Includes merchant revenue and other miscellaneous.

6 months ended June 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues from contracts with customers	301	4	108	45	110	76	—	—	644
Revenue from leases	34	—	—	35	13	3	—	—	85
Revenue from derivatives(1)	(5)	112	5	—	(19)	—	30	—	123
Government incentives	—	—	—	—	10	—	—	—	10
Revenue from other(2)	118	22	—	2	23	11	—	(4)	172
Total Revenue	448	138	113	82	137	90	30	(4)	1,034

Revenues from contracts with customers
Timing of revenue recognition
At a point in time	21	4	—	—	6	—	—	—	31
Over time	280	—	108	45	104	76	—	—	613
Total Revenue from contracts with customers	301	4	108	45	110	76	—	—	644
(1) US Coal includes an end contract with a customer that is accounted for as a derivative.
(2) Includes merchant revenue and other miscellaneous.

5. Termination of Sundance B and C PPAs
On Sept. 18, 2017, the Corporation received formal notice from the Balancing Pool of the termination of the Sundance B and C PPAs effective March 31, 2018, and received a termination payment of $157 million during the first quarter of 2018. See Note 3 for further details.

F14 TRANSALTA CORPORATION

6. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended June 30		6 months ended June 30
	2019	2018	2019	2018
Interest on debt	42	45	83	98
Interest on exchangeable securities (Note 14)	5	—	5	—
Interest income	(3)	(3)	(5)	(6)
Capitalized interest	(1)	—	(2)	—
Loss on early redemption on US Senior Notes (Note 13)	—	—	—	5
Interest on lease obligations	1	1	2	2
Credit facility fees and bank charges	4	3	7	6
Other interest and fees(1)	2	7	4	10
Accretion of provisions	6	6	12	12
Net interest expense	56	59	106	127
(1) During the three and six months ended June 30, 2018, approximately $5 million of costs were expensed due to project level financing that is no longer practicable.

7. Income Taxes
The components of income tax expense are as follows:

	3 months ended June 30		6 months ended June 30
	2019	2018	2019	2018
Current income tax expense	7	10	14	19
Deferred income tax recovery related to the origination and reversal of temporary differences	(10)	(26)	(19)	(2)
Deferred income tax recovery resulting from changes in tax rates or laws(1)	(40)	—	(40)	—
Deferred income tax expense arising from the writedown (recovery) of deferred income tax assets(2)	(7)	10	12	14
Income tax expense	(50)	(6)	(33)	31

	3 months ended June 30		6 months ended June 30
	2019	2018	2019	2018
Current income tax expense	7	10	14	19
Deferred income tax expense	(57)	(16)	(47)	12
Income tax expense	(50)	(6)	(33)	31

(1) In the second quarter of 2019, the Corporation recognized a deferred income tax recovery of $40 million related to a decrease in the substantively enacted Alberta corporate tax rate from 12 per cent to 8 per cent. The lower tax rates will be phased in as follows: 11 per cent effective July 1, 2019; 10 per cent effective Jan. 1, 2020; 9 per cent effective Jan. 1, 2021, and 8 per cent effective Jan. 1, 2022. A deferred tax recovery of $40 million was recorded in the statement of earnings and a deferred tax expense of $4 million was recorded in the statement of other comprehensive income.

(2) During the three and six months ended June 30, 2019, the Corporation reversed a previous writedown of deferred tax assets of $7 million and recorded a writedown of deferred income tax assets of $12 million, respectively (June 30, 2018 - $10 million and $14 million writedown). The deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned US operations. The Corporation evaluates at each period end, whether it is probable that sufficient future taxable income would be available from the Corporation’s directly owned US operations to utilize the underlying tax losses. The Corporation wrote these assets off as it is no longer considered probable that sufficient future taxable income will be available from the Corporation’s directly owned U.S. operations to utilize the underlying tax losses. During the three months ended June 30, 2019, the Alberta corporate tax rate decreased to 11 per cent effective July 1, 2019.

TRANSALTA CORPORATION F15

8. Non-Controlling Interests
The Corporation’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions, and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP, which owns the 167 MW Kent Hills wind farm located in New Brunswick.
The Corporation’s share of ownership and equity participation in TransAlta Renewables is as follows:

Period	Percentage
Aug. 1, 2017 to June 21, 2018	64.0
June 22, 2018 to July 30, 2018(1)	61.1
July 31, 2018 to Nov. 29, 2018(2)	61.0
Nov. 30, 2018 to Dec. 31, 2018(2)	60.9
Jan. 1, 2019 to March 31, 2019(2)	60.8
Apr. 1, 2019 to June 30, 2019(2)	60.6
(1) Reduction due to TransAlta Renewables common shares issuance that occurred during the second quarter of 2018. The Corporation did not participate in this common share issuance. See Note 3 for further details.
(2) As a result of TransAlta Renewables' Dividend Reinvestment Plan ("DRIP") which allows investors to reinvest their dividends into common shares, the ownership percentage changes every month. The Corporation does not participate in the DRIP.

Amounts attributable to non-controlling interests are as follows:

	3 months ended June 30		6 months ended June 30
	2019	2018	2019	2018
Net earnings
TransAlta Cogeneration L.P.	5	3	9	6
TransAlta Renewables	11	25	42	50
	16	28	51	56

Total comprehensive income
TransAlta Cogeneration L.P.	5	3	9	6
TransAlta Renewables	(25)	25	7	51
	(20)	28	16	57

Cash Distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	6	19	21	39
TransAlta Renewables	18	21	35	42
	24	40	56	81

As at	June 30, 2019	Dec. 31, 2018
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	163	176
TransAlta Renewables	932	961
	1,095	1,137
Non-controlling interests per share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	39.4	39.1

F16 TRANSALTA CORPORATION

9. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.
a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.
b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.
Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.
The Corporation’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.
In determining Level II fair values of other risk management assets, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.
c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.
The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.
The Corporation also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.
The Corporation has a Commodity Exposure Management Policy, which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. This Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.
Methodologies and procedures regarding commodity risk management Level III fair value measurements are determined by the Corporation’s risk management department. Level III fair values are calculated within the Corporation’s energy

TRANSALTA CORPORATION F17

trading risk management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.
Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of certain unobservable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatilities and correlations, delivery volumes, and shapes.

As at	June 30, 2019		Dec. 31, 2018
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Long-term power sale - US	718	+105 -192	801	+116 -116
Unit contingent power purchases	—	+2 -2	18	+4 -4
Structured products - Eastern US	15	+2 -2	6	+5 -5
Long-term wind energy sale - Eastern US	(26)	+20 -20	(39)	+21 -21
Others	6	+6 -5	9	+3 -3

i. Long-Term Power Sale - US
The Corporation has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.
For periods over two years out, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high, and low power price scenarios. The base price forecast has been developed by using a fundamental-based forecast (the provider is an independent and widely accepted industry expert for scenario and planning views). Forward power price ranges per MWh used in determining the Level III base fair value at June 30, 2019 are US$24 - US$32 (Dec. 31, 2018 - US$20 - US$35). The sensitivity analysis has been prepared using the Corporation’s assessment that a US$6 - US$11 (Dec. 31, 2018 - US$6) price decrease or increase, respectively, in the forward power prices as a reasonably possible change.
ii. Unit Contingent Power Purchases

Under the unit contingent power purchase agreements, the Corporation has agreed to purchase power contingent upon the actual generation of specific units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed price per MWh of output multiplied by the pro rata share of actual unit production (nil if a plant outage occurs). The contracts are accounted for as at fair value through profit and loss.
The key unobservable inputs used in the valuations are delivered volume expectations and hourly shapes of production. Hourly shaping of the production will result in realized prices that may be at a discount (or premium) relative to the average settled power price. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements.
This analysis is based on historical production data of the generation units for available history. Price and volumetric discount ranges per MWh used in the Level III base fair value measurement at June 30, 2019, are nil (Dec. 31, 2018 - nil) and 2.2 per cent to 2.8 per cent (Dec. 31, 2018 – 2.2 per cent to 16.9 per cent), respectively.  The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in price discount ranges of approximately 1.1 per cent to 1.9 per cent (Dec. 31, 2018 - 1.1 per cent to 1.9 per cent) and a change in volumetric discount rates of approximately 8.6 per cent to 10.7 per cent (Dec. 31, 2018 - 8.6 per cent to 27.3 per cent), which approximate one standard deviation for each input.

F18 TRANSALTA CORPORATION

iii. Structured Products - Eastern US

The Corporation has fixed priced power and heat rate contracts in the eastern United States. Under the fixed priced power contracts, the Corporation has agreed to buy or sell power at non-liquid locations, or during non-standard hours. The Corporation has also bought and sold heat rate contracts at both liquid and non-liquid locations. Under a heat rate contract, the buyer has the right to purchase power at times when the market heat rate is higher than the contractual heat rate.
The key unobservable inputs in the valuation of the fixed priced power contracts are market forward spreads and non-standard shape factors. A historical regression analysis has been performed to model the spreads between non-liquid and liquid hubs. The non-standard shape factors have been determined using the historical data. Basis relationship and non-standard shape factors used in the Level III base fair value measurement at June 30, 2019, are 92 per cent to 104 per cent and 64 per cent to 107 per cent (Dec. 31, 2018 – 75 per cent to 109 per cent and 63 per cent to 104 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in market forward spreads of approximately 3 per cent to 7 per cent (Dec. 31, 2018 - 4 per cent to 7 per cent) and a change in non-standard shape factors of approximately 2 per cent to 9 per cent (Dec. 31, 2018 - 4 per cent to 9 per cent), which approximate one standard deviation for each input.
The key unobservable inputs in the valuation of the heat rate contracts are implied volatilities and correlations. Implied volatilities and correlations used in the Level III base fair value measurement at June 30, 2019, are 29 per cent to 35 per cent and 70 per cent (Dec. 31, 2018 – 25 per cent to 84 per cent and 70 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in implied volatilities ranges and correlations of approximately 30 per cent to 32 per cent and 30 per cent, respectively (Dec. 31, 2018 - 37 per cent to 49 per cent and 30 per cent).
iv. Long-Term Wind Energy Sale - Eastern US
In relation to the acquisition of Big Level (See Note 3), the Corporation has a long-term contract for differences whereby the Corporation receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of Renewable energy credits ("RECs") based on proxy generation.  Commercial operation of the facility is expected to occur in the second half of 2019, with the contract commencing on July 1, 2019 and extending for 15 years from the commercial operation date. The contract is accounted for at fair value through profit or loss.
The key unobservable inputs used in the valuation of the contract are expected proxy generation volumes and forward prices for power and RECs beyond 2024 and 2022, respectively.  Forward power and REC price ranges per MWh used in determining the Level III base fair value at June 30, 2019 are US$41-US$64 and US$7 (Dec. 31, 2018 - US$42-US$68 and US$7-US$8), respectively.  The sensitivity analysis has been prepared using the Corporation’s assessment that a change in expected proxy generation volumes of 10 per cent, a change in energy prices of US$6, and a change in REC prices of US$1 as reasonably possible changes.
II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at June 30, 2019, are as follows: Level I - $1 million net liability (Dec. 31, 2018 - $3 million net asset), Level II - $12 million net liability (Dec. 31, 2018 - $19 million net liability), Level III - $656 million net asset (Dec. 31, 2018 - $695 million net asset).
Significant changes in commodity net risk management assets (liabilities) during the six months ended June 30, 2019 are primarily attributable to contract settlements and unfavourable foreign exchange rates, partially offset by favourable market prices during the period.

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities during the six months ended June 30, 2019 and 2018, respectively:

TRANSALTA CORPORATION F19

	6 months ended June 30, 2019			6 months ended June 30, 2018
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	689	6	695	719	52	771
Changes attributable to:
Market price changes on existing contracts	17	—	17	6	(7)	(1)
Market price changes on new contracts	—	10	10	—	(9)	(9)
Contracts settled	(27)	(7)	(34)	(40)	(28)	(68)
Change in foreign exchange rates	(31)	(1)	(32)	40	1	41
Transfers into (out of) Level III	—	—	—	—	(4)	(4)
Net risk management assets at end of period	648	8	656	725	5	730
Additional Level III information:
Gains (losses) recognized in other comprehensive income	(14)	—	(14)	46	—	46
Total gains (losses) included in earnings before income taxes	(27)	9	(18)	40	(15)	25
Unrealized gains (losses) included in earnings before income taxes relating to net assets held at period end	—	2	2	—	(43)	(43)
III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations, and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net asset fair value of $10 million as at June 30, 2019 (Dec. 31, 2018 - $2 million net liability) are classified as Level II fair value measurements. The changes in other net risk management assets during the six months ended June 30, 2019 are primarily attributable to market changes and contract settlements.
IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying
	Level I	Level II	Level III	Total	value
Exchangeable securities - June 30, 2019	—	348	—	348	324
Long-term debt - June 30, 2019	—	3,050	—	3,050	2,972
Long-term debt - Dec. 31, 2018	—	3,181	—	3,181	3,204
(1) Includes current portion.

The fair values of the Corporation’s debentures, senior notes and the exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.
The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the Corporation's loan receivable, the finance lease receivables and lease liabilities approximate the carrying amounts.

F20 TRANSALTA CORPORATION

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this note for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Condensed Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	6 months ended June 30
	2019	2018
Unamortized net gain at beginning of period	49	105
New inception gain (loss)	—	(14)
Change in foreign exchange rates	—	4
Amortization recorded in net earnings during the period	(32)	(34)
Unamortized net gain at end of period	17	61
10. Risk Management Activities
A. Risk Management Strategy
The Corporation is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Corporation’s earnings and the value of associated financial instruments that the Corporation holds. In certain cases, the Corporation seeks to minimize the effects of these risks by using derivatives to hedge its risk exposures. The Corporation’s risk management strategy, policies and controls are designed to ensure that the risks it assumes comply with the Corporation’s internal objectives and its risk tolerance.

The Corporation has two primary streams of risk management activities: (i) financial exposure management and (ii) commodity exposure management. Within these activities, risks identified for management include commodity risk, interest rate risk, liquidity risk, equity price risk, and foreign currency risk.

The Corporation seeks to minimize the effects of commodity risk, interest rate risk and foreign currency risk by using derivative financial instruments to hedge risk exposures. Of these derivatives, the Corporation may apply hedge accounting to those hedging commodity price risk and foreign currency risk.

The use of financial derivatives is governed by the Corporation’s policies approved by the Board, which provide written principles on commodity risk, interest rate risk, liquidity risk, equity price risk and foreign currency risk, as well as the use of financial derivatives and non-derivative financial instruments.

Liquidity risk, credit risk and equity price risk are managed through means other than derivatives or hedge accounting.

The Corporation enters into various derivative transactions as well as other contracting activities that do not qualify for hedge accounting or where a choice was made not to apply hedge accounting. As a result, the related assets and liabilities are classified as derivatives at fair value through profit and loss. The net realized and unrealized gains or losses from changes in the fair value of these derivatives are reported in net earnings in the period the change occurs.

The Corporation designates certain derivatives as hedging instruments to hedge commodity price risk, foreign currency exchange risk in cash flow hedges and hedges of net investments in a foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Corporation documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. At the inception of the hedge and on an ongoing basis, the Corporation also documents whether the hedging instrument

TRANSALTA CORPORATION F21

is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

▪	There is an economic relationship between the hedged item and the hedging instrument;

▪	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

▪
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Corporation actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio, but the risk management objective for that designated hedging relationship remains the same, the Corporation adjusts the hedge ratio of the hedging relationship so that it continues to meet the qualifying criteria.

B. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and (liabilities) are as follows:

As at June 30, 2019
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	59	1	60
Long-term	583	—	583
Net commodity risk management assets (liabilities)	642	1	643
Other
Current	1	1	2
Long-term	1	7	8
Net other risk management assets (liabilities)	2	8	10

Total net risk management assets (liabilities)	644	9	653

As at Dec. 31, 2018
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	59	—	59
Long-term	628	(8)	620
Net commodity risk management assets (liabilities)	687	(8)	679
Other
Current	—	(3)	(3)
Long-term	—	1	1
Net other risk management assets (liabilities)	—	(2)	(2)

Total net risk management assets (liabilities)	687	(10)	677

On May 31, 2019, the Corporation de-designated $30 million of US denominated debt, leaving a total of USD $370 million, designated as a part of the hedge of TransAlta’s net investment in foreign operations.

F22 TRANSALTA CORPORATION

C. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 15 of the Corporation's most recent annual consolidated financial statements.
I. Market Risk

a. Commodity Price Risk

The Corporation has exposure to movements in certain commodity prices in both its electricity generation and proprietary trading businesses, including the market price of electricity and fuels used to produce electricity. Most of the Corporation’s electricity generation and related fuel supply contracts are considered to be contracts for delivery or receipt of a non-financial item in accordance with the Corporation’s expected own use requirements and are not considered to be financial instruments. As such, the discussion related to commodity price risk is limited to the Corporation’s proprietary trading business and commodity derivatives used in hedging relationships associated with the Corporation’s electricity generating activities.
i. Commodity Price Risk – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.
In compliance with the Commodity Exposure Management Policy, proprietary trading activities are subject to limits and controls, including Value at Risk (“VaR”) limits. The Board approves the limit for total VaR from proprietary trading activities. VaR is the most commonly used metric employed to track and manage the market risk associated with trading positions. A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance/covariance approach. VaR is a measure that has certain inherent limitations. The use of historical information in the estimate assumes that price movements in the past will be indicative of future market risk. As such, it may only be meaningful under normal market conditions. Extreme market events are not addressed by this risk measure. In addition, the use of a three-day measurement period implies that positions can be unwound or hedged within three days, although this may not be possible if the market becomes illiquid.
Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at June 30, 2019, associated with the Corporation’s proprietary trading activities was $3 million (Dec. 31, 2018 - $2 million).
ii. Commodity Price Risk - Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. A Commodity Exposure Management Policy is prepared and approved annually, which outlines the intended hedging strategies associated with the Corporation’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios, and approval of asset transactions that could add potential volatility to the Corporation’s reported net earnings.
TransAlta has entered into various contracts with other parties whereby the other parties have agreed to pay a fixed price for electricity to TransAlta. While not all of the contracts create an obligation for the physical delivery of electricity to other parties, the Corporation has the intention and believes it has sufficient electrical generation available to satisfy these contracts and, where able, has designated these as cash flow hedges for accounting purposes. As a result, changes in market prices associated with these cash flow hedges do not affect net earnings in the period in which the price change occurs. Instead, changes in fair value are deferred in AOCI until settlement, at which time the net gain or loss resulting from the combination of the hedging instrument and hedged item affects net earnings.
VaR at June 30, 2019, associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $18 million (Dec. 31, 2018 - $18 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at June 30, 2019, associated with these transactions was $11 million (Dec. 31, 2018 - $13 million).

TRANSALTA CORPORATION F23

b. Currency Rate Risk
The Corporation has exposure to various currencies, such as the US dollar and the Australian dollar (“AUD”), as a result of investments and operations in foreign jurisdictions, the net earnings from those operations and the acquisition of equipment and services from foreign suppliers. Further discussion on Currency Rate Risk can be found in Note 15(C)(I)(c) of the Corporation's most recent annual consolidated financial statements.
II. Credit Risk
Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist. The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfil their obligations under the related contracts prior to entering into such contracts. The Corporation makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees, cash collateral, third-party credit insurance, and/or letters of credit to support the ultimate collection of these receivables. For commodity trading and origination, the Corporation sets strict credit limits for each counterparty and monitors exposures on a daily basis. TransAlta uses standard agreements that allow for the netting of exposures and often include margining provisions. If credit limits are exceeded, TransAlta will request collateral from the counterparty or halt trading activities with the counterparty.
The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at June 30, 2019:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	91	9	100	504
Long-term finance lease receivables	100	—	100	183
Risk management assets(1)	98	2	100	789
Loan and notes receivable(2)	—	100	100	37
Total				1,513

(1) Letters of credit and cash and cash equivalents are generally the primary types of collateral held as security related to some of these amounts.
(2) The loan receivable of $37 million due from the Corporation's partner at Kent Hills wind farm. The counterparty has no external credit ratings.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trades, net of any collateral held, at June 30, 2019, was $10 million (Dec. 31, 2018 - $13 million).

III. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes. As at June 30, 2019, TransAlta maintains investment grade ratings from two credit rating agencies and below investment grade ratings from two credit rating agencies. Between 2019 and 2021, we have approximately $619 million of debt maturing. We will receive the proceeds from the issuance to Brookfield of the second tranche of exchangeable securities of $400 million in the fourth quarter of 2020. See Note 14 for further details.

F24 TRANSALTA CORPORATION

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2019	2020	2021	2022	2023	2024 and thereafter	Total
Accounts payable and accrued liabilities	364	—	—	—	—	—	364
Long-term debt(1)	44	486	89	618	341	1,422	3,000
Exchangeable securities(2)	—	—	—	—	—	350	350
Commodity risk management (assets) liabilities	(24)	(80)	(105)	(125)	(119)	(190)	(643)
Other risk management (assets) liabilities	(1)	(4)	—	(5)	—	—	(10)
Lease obligations	10	17	12	7	3	26	75
Interest on long-term debt and lease obligations(3)	90	147	124	117	87	702	1,267
Interest on exchangeable securities(2, 3)	12	25	25	25	25	25	137
Dividends payable	47	—	—	—	—	—	47
Total	542	591	145	637	337	2,335	4,587

(1) Excludes impact of hedge accounting.
(2) Assumes the debentures will be exchanged on Jan. 1, 2025. See Note 14 for further details.
(3) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

D. Collateral and Contingent Features in Derivative Instruments

Collateral is posted based on negotiated terms with counterparties, which can include the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt falling below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.
As at June 30, 2019, the Corporation had posted collateral of $105 million (Dec. 31, 2018 - $120 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which could result in the Corporation having to post an additional $32 million (Dec. 31, 2018 - $120 million) of collateral to its counterparties.
11. Property, Plant, and Equipment
A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Coal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at As at Dec. 31, 2018	94	2,172	836	2,125	508	200	229	6,164
Adjustments on implementation of IFRS 16 (Note 2)(2)	—	—	—	(4)	(58)	—	—	(62)
Additions(3)	—	—	—	—	—	137	110	247
Acquisitions (Note 3)	—	—	—	—	—	50	—	50
Depreciation	—	(148)	(39)	(62)	(47)	—	(8)	(304)
Revisions and additions to decommissioning and restoration costs	—	10	3	3	5	—	—	21
Retirement of assets and disposals(4)	(2)	1	(2)	(4)	(3)	—	(17)	(27)
Change in foreign exchange rates	(1)	(9)	(22)	(9)	(1)	(5)	(4)	(51)
Transfers	—	60	22	8	26	(116)	—	—
As at June 30, 2019	91	2,086	798	2,057	430	266	310	6,038
(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventive, or planned maintenance.
(2) Includes $33 million transferred to right of use assets and $29 million of finance lease assets that were derecognized on implementation of IFRS 16 (see Note 2 for further details).
(3) Includes cash additions of $144 million and $103 million relating to the Pioneer Pipeline.
(4) During the second quarter, Centralia sold boiler parts included in Capital spares and other for a net loss of $17 million, which was recognized in other gains (losses) on the statement of earnings (loss).

TRANSALTA CORPORATION F25

12. Right of Use Assets
The Corporation leases various properties and types of equipment. Lease contracts are typically made for fixed periods. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.
A reconciliation of the changes in the carrying amount of the right of use assets is as follows:

	Land	Buildings	Vehicles	Equipment	Total
New leases recognized Jan. 1, 2019	29	22	1	—	52
Adjustments on recognition(1)	(1)	(4)	—	—	(5)
Transfers from PP&E, intangibles and other assets	—	—	3	35	38
As at Jan. 1, 2019	28	18	4	35	85
Additions	—	2	—	1	3
Depreciation	(1)	(2)	(1)	(5)	(9)
As at June 30, 2019	27	18	3	31	79
(1) Adjusted by the amount of any prepaid or accrued lease payments, onerous contract provisions and lease inducements.

For the three and six months ended June 30, 2019, TransAlta paid $7 million and $13 million, respectively, related to the above leases, consisting of $1 million and $2 million in interest, respectively, and $6 million and $11 million in principal repayments, respectively.

Some of the Corporation's land leases that met the definition of a lease were not recognized as they require variable payments based on production or revenue. For the three and six months ended June 30, 2019, the Corporation expensed $1 million and $2 million, respectively, in variable land lease payments for these leases.

For further information regarding leases please refer to Notes 4, 6, 10, 13 and 17.

13. Credit Facilities, Long-Term Debt, and Lease Obligations
A. Amounts Outstanding

The amounts outstanding are as follows:

As at	June 30, 2019			Dec. 31, 2018
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	200	200	3.4%	339	339	3.8%
Debentures	647	651	5.8%	647	651	5.8%
Senior notes(3)	907	917	5.4%	943	955	5.4%
Non-recourse(4)	1,183	1,197	4.3%	1,236	1,250	4.4%
Other(5)	35	35	9.2%	39	39	9.2%
	2,972	3,000		3,204	3,234
Lease obligations	75			63
	3,047			3,267
Less: current portion of long-term debt	(86)			(130)
Less: current portion of lease obligations	(19)			(18)
Total current long-term debt and lease obligations	(105)			(148)
Total credit facilities, long-term debt, and lease obligations	2,942			3,119

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at June 30, 2019 - US$0.7 billion (Dec. 31, 2018 - US$0.7 billion).
(4) Includes US$1 million at June 30, 2019 (Dec. 31, 2018 - US$1 million).
(5) Includes US$19 million at June 30, 2019 (Dec. 31, 2018 - US$21 million) of tax equity financing.

F26 TRANSALTA CORPORATION

The Corporation has a total of $2.2 billion (Dec. 31, 2018 - $2.0 billion) of committed credit facilities, comprised of the Corporation's $1.25 billion (Dec. 31, 2018 - $1.25 billion) committed syndicated bank credit facility, TransAlta Renewables’ committed syndicated bank credit facility of $0.7 billion (Dec. 31, 2018 - $0.5 billion), and the Corporation's $0.2 billion (Dec. 31, 2018 - $0.2 billion) committed bilateral facilities. These facilities were renewed, and TransAlta Renewables' facility was increased by $200 million, during the second quarter of 2019 and expire in 2023, 2023, and 2021 respectively. The $1.95 billion (Dec. 31, 2018 - $1.75 billion) committed syndicated bank facilities are the primary source for short-term liquidity after the cash flow generated from the Corporation's business.
In total, $1.3 billion (Dec. 31, 2018 - $0.9 billion) is not drawn. At June 30, 2019, the $0.9 billion (Dec. 31, 2018 - $1.1 billion) of credit utilized under these facilities was comprised of actual drawings of $200 million (Dec. 31, 2018 - $339 million) and letters of credit of $654 million (Dec. 31, 2018 - $720 million). The Corporation is in compliance with the terms of the credit facilities and all undrawn amounts are fully available. In addition to the $1.3 billion available under the credit facilities, the Corporation also has $208 million of available cash and cash equivalents.
The Corporation's total outstanding letters of credit as at June 30, 2019 were $654 million (Dec. 31, 2018 - $720 million), including TransAlta Renewables outstanding letters of credit of $92 million (Dec. 31, 2018 - $77 million) with no (Dec. 31, 2018 - nil) amounts exercised by third parties under these arrangements. The Corporation has two uncommitted $100 million demand letter of credit facilities and TransAlta Renewables has an uncommitted $100 million demand letter of credit facility.
TransAlta’s debt has terms and conditions, including financial covenants, that are considered normal and customary. As at June 30, 2019, the Corporation was in compliance with all debt covenants.
B. Restrictions on Non-Recourse Debt

The Corporation's subsidiaries have issued non-recourse bonds of $1,182 million (Dec. 31, 2018 - $1,235 million) that are subject to customary financing conditions and covenants that may restrict the Corporation’s ability to access funds generated by the facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity. These conditions include meeting a debt service coverage ratio prior to distribution, which was met by these entities in the second quarter. However, funds in these entities that have accumulated since the second quarter test will remain there until the next debt service coverage ratio can be calculated in the third quarter of 2019. At June 30, 2019, $23 million (Dec. 31, 2018 -$33 million) of cash was subject to these financial restrictions.

Additionally, certain non-recourse bonds require that certain reserve accounts be established and funded through cash held on deposit and/or by providing letters of credit. The Corporation has elected to use letters of credit as at June 30, 2019.

C. Security
Non-recourse debts of $742 million in total (Dec. 31, 2018 - $766 million) are each secured by a first ranking charge over all of the respective assets of each of the Corporation’s subsidiaries that issued the bonds, which includes certain renewable generation facilities with total carrying amounts of $996 million at June 30, 2019 (Dec. 31, 2018 - $1,021 million). At June 30, 2019, a non-recourse bond of approximately $125 million (Dec. 31, 2018 - $127 million) is secured by a first ranking charge over the equity interests of the issuer that issued the non-recourse bond.
The TransAlta OCP bonds with a carrying value of $315 million at June 30, 2019 (Dec. 31, 2018 - $342 million) are secured by the assets of TransAlta OCP, including the right to annual capital contributions and OCA payments from the Government of Alberta. Under the OCA, the Corporation receives annual cash payments on or before July 31 of approximately $40 million (approximately $37 million, net to the Corporation), commencing Jan. 1, 2017, and terminating at the end of 2030.

D. Restricted Cash
The Corporation has $31 million (Dec. 31, 2018 - $31 million) of restricted cash related to the Kent Hills project financing that is being held in a construction reserve account, which was returned in July 2019. The Corporation also has nil (Dec. 31, 2018 - $35 million) of restricted cash related to the TransAlta OCP bonds.

TRANSALTA CORPORATION F27

14. Exchangeable Securities
On March 25, 2019, the Corporation announced that it had entered into an investment agreement whereby Brookfield agreed to invest $750 million in TransAlta through the purchase of exchangeable securities, which are exchangeable into an equity ownership interest in TransAlta’s Alberta Hydro Assets in the future at a value based on a multiple of the Hydro Assets’ future EBITDA ("Option to Exchange"). The Exchangeable Securities will consist of the $350 million debentures and $400 million preferred shares which will be issued in October of 2020.

A. $350 Million Unsecured Subordinated Debentures

As at	June 30, 2019
	Carrying value	Face value	Interest
Exchangeable debentures - due May 1, 2039	324	350	7.0%

B. Option to Exchange

As at	June 30, 2019
Description	Base fair value	Sensitivity
Option to Exchange - embedded derivative	—	+37 -28

The investment agreement allows Brookfield the Option to Exchange all of the outstanding Exchangeable Securities into an equity ownership interest in TransAlta’s Alberta Hydro Assets after Dec. 31, 2024. The fair value of the Option to Exchange is considered a Level III fair value measurement as there is no available market-observable data and therefore it is valued using a mark-to-forecast model with inputs that are based on historical data and changes in underlying discount rates, only when it represents a long-term change in the value of the Option to Exchange.

Sensitivity ranges for the base fair value is determined using reasonably possible alternative assumptions for key unobservable inputs, which is mainly the change in the implied discount rate of the future cash flow. The sensitivity analysis has been prepared using the Corporation’s assessment that a change in discount rate of 1 per cent is a reasonably possible change.
C. Management Fee
Under the terms of the investment agreement, TransAlta has agreed to form a Hydro Assets Operating Committee consisting of two representatives from Brookfield and two representatives from TransAlta to provide advice to management on the operation of the Alberta Hydro Assets. In connection with this, the Corporation has committed to pay Brookfield an annual Management Fee of $1.5 million for six years beginning May 1, 2019, which is recognized in the operations, maintenance and administration expense on the statement of earnings (loss).

F28 TRANSALTA CORPORATION

15. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	6 months ended June 30
	2019		2018
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	284.6	3,059	287.9	3,095
Shares purchased and retired under NCIB(1)	(2.4)	(26)	(0.6)	(6)
Stock options exercised	0.1	1	—	—
	282.3	3,034	287.3	3,089
Amounts receivable under Employee Share Purchase Plan	—	—	—	(1)
Issued and outstanding, end of period	282.3	3,034	287.3	3,088
(1) Shares purchased by the Corporation under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in retained earnings.
B. NCIB Program
Shares purchased by the Corporation under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in retained earnings.

The following are the effects of the Corporation's purchase and cancellation of the common shares during the six months ended:

	June 30, 2019	June 30, 2018
Total shares purchased	2,398,200	587,300
Average purchase price per share	$8.57	$6.77
Total cost	21	4
Weighted average book value of shares cancelled	26	6
Increase to retained earnings	5	2

C. Earnings per Share

	3 months ended June 30		6 months ended June 30
	2019	2018	2019	2018
Net earnings (loss) attributable to common shareholders	—	(105)	(65)	(40)
Basic and diluted weighted average number of common shareholders outstanding (millions)	284	288	284	288
Net earnings (loss) per share attributable to common shareholders, basic and diluted	—	(0.36)	(0.23)	(0.14)

D. Dividends
On July 16, 2019, the Corporation declared a quarterly dividend of $0.04 per common share, payable on Oct. 1, 2019.
On April 15, 2019, the Corporation declared a quarterly dividend of $0.04 per common share, payable on July 1, 2019.
There have been no other transactions involving common shares between the reporting date and the date of completion of these consolidated financial statements.

TRANSALTA CORPORATION F29

E. Stock Options
The stock options granted to executive officers of the Corporation during the six months ended June 30, 2019 and 2018 are as follows:

Grant month	Number of stock options granted (millions)	Exercise price	Vesting period (years)	Expiration length (years)
January 2019(1)	1.2	$5.59	3	7
January 2018	0.7	$7.45	3	7
(1) Certain stock options were forfeited when an executive officer left the Corporation.
16. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed rate first preferred shares, other than the Series B preferred shares which are non-voting cumulative redeemable floating rate first preferred shares.
As at June 30, 2019 and Dec. 31, 2018, the Corporation had 10.2 million Series A, 1.8 million Series B, 11.0 million Series C, 9.0 million Series E, 6.6 million Series G shares issued and outstanding.
B. Dividends
The following summarizes the preferred share dividends declared within the three and six months ended June 30:

		3 months ended June 30		6 months ended June 30
Series	Quarterly amounts per share	2019	2018	2019(1)	2018
A	0.16931	2	1	2	3
B	0.23136(2)	—	1	—	1
C	0.25169	3	3	3	6
E	0.32463	3	3	3	6
G	0.33125	2	2	2	4
Total for period		10	10	10	20
(1) No dividends were declared in the first quarter of 2019 as the quarterly dividend related to the period covering the first quarter of 2019 was declared in December 2018.
(2) Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.03 per cent. Approximately $400 thousand dividends were declared in the three months ended June 30, 2019.

On July 16, 2019 the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.23422 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares, all payable on Sept. 30, 2019.
On April 15, 2019 the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.23136 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares, all payable on June 30, 2019 and paid on July 2, 2019.

F30 TRANSALTA CORPORATION

17. Commitments and Contingencies
A. Commitments
During the second quarter of 2019, the Corporation entered into new contractual commitments for new assets beginning in the third quarter of 2019, with total payments of $65 million. Annual payments will be: 2019 - $9 million; 2020 - $17 million; 2023 to 2038 - $2-3 million per year.

In addition, beginning on Nov. 1, 2019, TransAlta has a commitment to transport the initial daily contract quantity of 139,000 gj/day of natural gas on a firm basis on the Pioneer Pipeline.

B. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta.
I. Line Loss Rule Proceeding
The Corporation has been participating in a line loss rule proceeding before the Alberta Utilities Commission ("AUC"). The AUC determined that it has the ability to retroactively adjust line loss charges going back to 2006 and directed the Alberta Electric System Operator to, among other things, perform such retroactive calculations. A recent decision by the AUC determined the methodology to be used retroactively and it is now possible to estimate the total potential retroactive exposure faced by the Corporation for its non-PPA MWs. Because of the complexity of the new methodology, the final calculations from the AESO will not be available for some time, and there will be no payments until 2021.  The Applications for permission to appeal various AUC decisions were denied. There is some potential for further appeals, but the probability of success on such appeals is low. The current estimate of exposure based on known data is $15 million and therefore the Corporation has recorded a provision of $15 million as at June 30, 2019 and Dec. 31, 2018.
II. FMG Disputes
The Corporation is currently engaged in two disputes with Fortescue Metals Group Ltd. ("FMG").  The first arose as a result of FMG’s purported termination of the South Hedland PPA.  TransAlta has sued FMG, seeking payment of amounts invoiced and not paid under the South Hedland PPA, as well as a declaration that the PPA is valid and in force.  FMG, on the other hand, seeks a declaration that the PPA was lawfully terminated.
The second matter involves FMG’s claims against TransAlta related to the transfer of the Solomon Power Station to FMG.  FMG claims certain amounts related to the condition of the facility while TransAlta claims certain outstanding costs that should be reimbursed.
III. Balancing Pool Dispute
Pursuant to a written agreement, the Balancing Pool paid the Corporation approximately $157 million on March 29, 2018 as part of the net book value payment required on termination of the Sundance B and C PPAs. The Balancing Pool, however, excluded certain mining and corporate assets that the Corporation believes should be included in the net book value calculation, which amounts to an additional $56 million. The dispute is currently proceeding through arbitration.

IV. Mangrove
On April 23, 2019, Mangrove Partners commenced an action in the Ontario Superior Court of Justice, naming TransAlta Corporation, the incumbent members of the Board of Directors of TransAlta Corporation on such date, and Brookfield BRP Holdings (Canada), as defendants.  Mangrove Partners is seeking various remedies but primarily to set aside the Brookfield transaction. TransAlta believes the claim is wholly lacking in merit and is taking all steps to defend against the allegations.

TRANSALTA CORPORATION F31

18. Segment Disclosures
A. Reported Segment Earnings (Loss)

3 months ended June 30, 2019	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	175	86	47	40	72	49	26	2	497
Fuel and purchased power	122	34	12	2	3	2	—	2	177
Gross margin	53	52	35	38	69	47	26	—	320
Operations, maintenance, and administration	35	18	11	8	13	10	8	27	130
Depreciation and amortization	58	18	10	14	29	7	—	7	143
Taxes, other than income taxes	4	1	1	—	2	—	—	—	8
Net other operating (income) loss	(10)	—	—	—	(4)	—	—	2	(12)
Operating income (loss)	(34)	15	13	16	29	30	18	(36)	51
Finance lease income	—	—	1	—	—	—	—	—	1
Net interest expense									(56)
Foreign exchange loss									(8)
Other gains (losses)									(12)
Loss before income taxes									(24)
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits

3 months ended June 30, 2018	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	179	51	51	41	51	63	13	(3)	446
Fuel and purchased power	136	20	18	2	4	2	—	(3)	179
Gross margin	43	31	33	39	47	61	13	—	267
Operations, maintenance, and administration	43	12	12	9	11	11	5	20	123
Depreciation and amortization	64	16	10	12	29	7	1	7	146
Asset impairment	—	—	—	—	12	—	—	—	12
Restructuring provision	—	—	—	—	—	—	—	—	—
Taxes, other than income taxes	4	1	—	—	2	1	—	—	8
Net other operating income	(10)	—	—	—	—	—	—	—	(10)
Operating income (loss)	(58)	2	11	18	(7)	42	7	(27)	(12)
Finance lease income	—	—	3	—	—	—	—	—	3
Net interest expense									(59)
Foreign exchange loss									(5)
Loss before income taxes									(73)
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits

F32 TRANSALTA CORPORATION

6 months ended June 30, 2019	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	400	232	112	81	161	86	72	1	1,145
Fuel, carbon, and purchased power	297	188	43	4	7	3	—	1	543
Gross margin(1)	103	44	69	77	154	83	72	—	602
Operations, maintenance, and administration	68	32	22	18	25	18	17	34	234
Depreciation and amortization	119	36	20	25	58	15	1	14	288
Taxes, other than income taxes	7	2	1	—	4	1	—	—	15
Net other operating (income) loss	(20)	—	—	—	(4)	—	—	2	(22)
Operating income (loss)	(71)	(26)	26	34	71	49	54	(50)	87
Finance lease income	—	—	3	—	—	—	—	—	3
Net interest expense									(106)
Foreign exchange loss									(9)
Other gains (losses)									(12)
Loss before income taxes									(37)
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits

6 months ended June 30, 2018	Canadian Coal	US Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	448	138	113	82	137	90	30	(4)	1,034
Fuel, carbon, and purchased power	332	64	47	4	10	3	—	(4)	456
Gross margin(1)	116	74	66	78	127	87	30	—	578
Operations, maintenance, and administration	90	27	25	18	24	19	13	40	256
Depreciation and amortization	114	32	21	24	56	15	1	13	276
Asset impairment	—	—	—	—	12	—	—	—	12
Taxes, other than income taxes	7	2	1	—	4	2	—	—	16
Termination of Sundance B and C PPAs	(157)	—	—	—	—	—	—	—	(157)
Net other operating income	(21)	—	—	—	—	—	—	—	(21)
Operating income (loss)	83	13	19	36	31	51	16	(53)	196
Finance lease income	—	—	5	—	—	—	—	—	5
Net interest expense									(127)
Foreign exchange gain									(7)
Earnings before income taxes									67
(1) Corporate segment revenues and fuel and purchased power relates to intercompany elimination of profit in inventory on purchased emission credits

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings (Loss) and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended June 30		6 months ended June 30
	2019	2018	2019	2018
Depreciation and amortization expense on the Condensed Consolidated Statements of Earnings	143	146	288	276
Depreciation included in fuel and purchased power	30	36	59	67
Depreciation and amortization on the Condensed Consolidated Statements of Cash Flows	173	182	347	343

TRANSALTA CORPORATION F33

Exhibit 1
(Unaudited)
The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Annual Audited Consolidated Financial Statements.
To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO
The following selected financial ratio is calculated for the period ended June 30, 2019:
Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus
(0.40) times
Earnings coverage on long-term debt on a net earnings to common shareholders basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

F34 TRANSALTA CORPORATION